A.G.P./ALLIANCE GLOBAL PARTNERS CORP.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of A.G.P./Alliance Global Partners Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of A.G.P./Alliance Global Partners Corp. as of June 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of A.G.P./Alliance Global Partners Corp. as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of A.G.P./Alliance Global Partners Corp.'s management. Our responsibility is to express an opinion on A.G.P./Alliance Global Partners Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.G.P./Alliance Global Partners Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as A.G.P./Alliance Global Partners Corp.'s auditor since 2021.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
September 30, 2021

A.G.P./ALLIANCE GLOBAL PARTNERS CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED JUNE 30, 2021

ASSETS

Cash	$	2,409,518
Cash, customer escrow		320,511
Deposits with clearing organizations		250,000
Receivables:		
Clearing organizations		6,851,086
Customers		978,218
Employees and Reg Reps		143,410
Other		1,254,729
Forgivable loans		3,248,599
Deposits		1,374,336
Investments in securities, at fair value		2,776,627
Securities owned, at fair value		23,944,138
Prepaid expenses and other assets		1,947,550
Right of use asset		12,601,672
Property and equipment, net		717,802
TOTAL ASSETS	$	58,818,197

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payables:		
Clearing organizations	$	10,937,228
Other		333,599
Accrued commissions and payroll		14,544,808
Accrued liabilities		1,364,140
Securities sold, not yet purchased, at fair value		379,263
Operating lease liability		14,292,445
Bank loan payable		1,640,500
TOTAL LIABILITIES		43,491,983

SHAREHOLDER EQUITY

Common stock, $1 par value, 1,000 authorized shares,	
1,000 shares issued and 600 outstanding	600
Additional paid-in-capital	3,281,335
Retained earnings	12,044,279
TOTAL SHAREHOLDER EQUITY	15,326,214

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$	58,818,197

See accompanying notes to financial statements

NOTE 1 – NATURE OF ORGANIZATION

A.G.P./Alliance Global Partners Corp. (the "Company"), a California corporation, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemptive provisions of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company buys and sells securities ("trading revenue"), primarily consisting of municipal bonds, which are purchased and sold with the intent of making profits from the sales and they are not held to maturity as investments. Trading revenue does not fall under ASC Topic 606 revenue recognition guidance as there are no contracts with customers. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. The securities are marked-to-market (see Investments in Securities and Securities Owned) and all related realized and unrealized gains and losses are included in Trading revenue on the Statement of Income.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

RECEIVABLE FROM CUSTOMERS

The balances shown as receivable from customers represent amounts due in connection with the Company's normal transactions. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FORGIVABLE LOANS

The Company offers forgivable loans to registered representatives and certain key revenue producers (collectively referred to as "employees"), primarily for recruiting, transitional cost assistance and retention purposes. The employees conduct all business through the Company, therefore there are no conflicts of interests in regards to forgivable loans and advice given to customers. The loans are forgiven over the contractual period of the employment contract, running from one to six years. The forgivable loans are unsecured and interest is charged on the unpaid balance at a compounded rate no less than the applicable Federal rate for the loans at the date of the contract, with most loans accruing interest on the unpaid balance at three percent (3%). In the event an employee terminates his/her employment contract early, the remaining balance of the loan, including accrued interest, becomes immediately due and receivable from the employee.

The Company considers the forgivable loans to be a cost of acquiring employees and the forgivable loans are capitalized and expensed over the term of the contracts, unless a contract is terminated early, which changes the forgivable loan status to a receivable due from the employee. As of June 30, 2021, there were no early contract terminations and therefore no money was due to the Company. The Company considered the status of the forgivable loans as of June 30, 2021 along with other factors including: the total amount of the remaining forgivable loan for each employee and the remaining term of their contract, and the gross revenue production by the employees and likelihood of continued employment. The Company determined that no allowance for doubtful accounts is required as of June 30, 2021.

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE - DEFINITION AND HIERARCHY

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

VALUATION TECHNIQUES

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as Other Revenue in the statement of income. Derivative contracts consist of warrants.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES OWNED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis (in the customers' accounts) with related commission income and expenses reported on a trade date basis by the Company.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the operating statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

STOCK-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method. No stock-based compensation was issued for the year ended June 30, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR LEASES

Effective July 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

On July 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities. Total cash paid to the lease holder for the year ended June 30, 2021 was $2,663,135.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. Once the trade has completed, the corresponding deposit liability is offset and the commissions from the completed trades remain in the escrow account until paid out. As of June 30, 2021, $320,511.26 of the Company's funds were held in the account to cover any charges the account might incur.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2021:

Description	Level 1	Level 2	Level 3	Total
Assets				
Common Stock:				
Canada				
Pharmaceuticals	2,602,106			2,602,106
Taiwan				
Electronics	12,105			12,105
United States:				
Industrial/Chemical	423,000			423,000
Medical Devices	366,750			366,750
Transport/Warehouse:	1,440			1,440
Total Common Stock:	3,405,401	-	-	3,405,401
Bonds:				
Argentina				
Government	397,222			397,222
Oil & Gas	34,778			34,778
Bolivia				
Government	26,727			26,727
Colombia				
Government	20,873			20,873
China				
Renewable Energy	28			28
Ecuador				
Government	82,002			82,002
Mexico				
Finance	9,513			9,513
Oil & Gas	7,369			7,369
Peru				
Metals & Mining	11,110			11,110
United States:				
Finance:	278			278
Government:	2,238			2,238
State Municipal	19,801,851			19,801,851
Venezuela:				
Government:	36,375			36,375
Oil & Gas	108,375			108,375
Total Bonds:	20,538,737	-	-	20,538,737

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total
Derivative Contracts:				
Bahamas				
Healthcare			68,416	68,416
Canada				
Basic Materials			37,779	37,779
Technology			174,930	174,930
China				
Technology			199,856	199,856
Israel:				
Healthcare			120,408	120,408
United States:				
Healthcare:			321,425	321,425
Industrials			562,669	562,669
Medical Devices			173,625	173,625
Technology:			1,117,520	1,117,520
Total Derivative Contracts:	-	-	2,776,627	2,776,627
Total Assets:	23,944,138	-	2,776,627	26,720,765

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased:				
Argentina				
Government	6,117	-	-	6,117
Brazil				
Aerospace	16,898	-	-	16,898
Canada				
Utilities	238,908	-	-	238,908
Mexico				
Oil & Gas	32,502	-	-	32,502
United Kingdom				
Finance	79,942	-	-	79,942
United States:				
Government	4,895	-	-	4,895
Total Liabilities:	379,263	-	-	379,263

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a

Level 3 Rollforward	Warrants	Total Level 3
Balance - Beginning June 30, 2020	1,025,429	1,025,429
Transfers to Level 2	-	-
Purchases	3,164,019	3,164,019
Sales	-	-
Changes in Realized and Unrealized Gain/(Loss)	(1,412,821)	(1,412,821)
Balance - Ending June 30, 2021	2,776,627	2,776,627

NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

<u>**WARRANTS**</u>

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

<u>**VOLUME OF DERIVATIVE ACTIVITIES**</u>

At June 30, 2021, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk	Long Exposure	
	Notional Amounts	Number of Contracts
Equity Underlying Risk		
Warrants	4,148,369	2,441,706

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2021

IMPACT OF DERIVATIVES ON THE FINANCIAL CONDITION AND STATEMENT OF OPERATIONS

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2020. Strike prices ranged in value from .50 to $14 per share with expirations ranging from 2022 to 2025. The following table also identifies the net gain (loss) amount included in net realized gain or loss and net change in unrealized appreciation/depreciation on investments in securities recorded as other revenue in the statement of operations, categorized by primary underlying risk, for the year ended June 30, 2021:

Primary Underlying Risk	Derivative Assets	Amount of Gain/(Loss)
Equity Price		
Warrants	2,776,627	(1,412,821)

NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2021, property and equipment consisted of the following:

	Value ($)	Useful Life
Computers	567,454	5
Furniture and fixtures	558,326	7
Automobiles	141,937	5
Domain Name	13,592	7
Leashold Improvements	137,365	15
Total	1,418,674	
Less: Accumumated Depreciation	700,873	
Net Property and Equipment	717,801	

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

SIGNIFICANT JUDGEMENTS

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INVESTMENT BANKING

Underwriting

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from selling securities in offerings in which the Company acts as an underwriter and from fixed management fees included in the transaction price. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. When the Company is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, revenue and expenses are recorded on a gross basis, because the Company is acting as the principal.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs. The Company had no deferred underwriting costs as of July 1, 2020 or June 30, 2021.

Advisory Fees

The Company provides advisory services for business entities that want to raise funds. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company had no contract liabilities for advisory fees as of July 1, 2020 or June 30, 2021.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

INVESTMENT BANKING

The Company acts as an agent in bringing together buyers and sellers of private offerings. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of July 1, 2021 and had no contract liabilities.

BROKERAGE COMMISSIONS

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

INVESTMENT ADVISORY FEES

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received quarterly and are recognized as revenue pro-rata over the quarter in which they are received as they relate specifically to the services provided in that period.

PERTH MINT TRADING REVENUE

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

COSTS TO OBTAIN OR FULFILL A CONTRACT WITH A CUSTOMER

The Company records as an asset certain costs incurred to fulfill revenue contracts with its customers, such as legal fees and other expenses, if the costs relate directly to an existing contract or anticipated contract and are expected to be recovered. These costs are expensed at the point in time that performance under the arrangement is completed and revenue is recognized. The Company did not have any such assets from costs to obtain contracts with customers as of July 1, 2020 and as of June 30, 2021.

NOTE 8 – INCOME TAXES

The current and deferred portion of the income tax expense included in the statement of operations for the year ended June 30, 2021 is as follows:

	Currrent	Deferrred	Total
Federal Tax	241,487	-	241,487
State Tax	218,201	-	218,201
	459,688	-	459,688

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of June 30, 2021 are:

Unrealized Gain/(Loss)	333,935
Rent Amortization	393,015
Depreciation	3,405
Total	730,355

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2021.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2021.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space in various locations including Scottsdale, Arizona, Newport Beach and Santa Monica, California, Westport, Connecticut, Boca Raton and Miami, Florida, Chicago, Illinois, New York, New York, Clemson, South Carolina and Altoona, Wisconsin. These leases expire on various dates through 2031.

Rent expense was approximately $2,663,135 for the year ended June 30, 2021.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2021 were as follows:

2022	2,304,178
2023	1,970,877
2024	1,993,317
2025	1,989,560
2026	1,756,307
2027 Forward	9,466,620
	19,480,859
Less effects of discontinuing	(5,188,414)
Lease liabilities recognized	**14,292,445**

As of June 30, 2021 remaining lease terms range from three months to 11 years discounted at an incremental borrowing rate of 6%.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

UNDERWRITING COMMITMENTS

At times, the Company commits to the purchase of a certain amount of securities in connection with underwriting commitments. Should the Company not be able to find enough investors, the Company is obligated to purchase and hold securities to meet the commitment until they can be sold. As of June 30, 2021, the Company had no outstanding commitments to purchase securities.

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes as of June 30, 2021, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 10 – PENSION AND OTHER POST RETIREMENT BENEFIT PLANS

The Company has a qualified 401(k) Plan under Internal Revenue Code ("IRC") section 401(a). The Company made no contribution for the fiscal year ended June 30, 2021.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2021, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. Effective February 10, 2020 a request to change the calcuation of net capital from the basic to the Alternate method was approved by FINRA. This increases the minimum net capital to $250,000 or 2% of aggregate debits. As of June 30, 2021, the Company had net capital of $3,026,987, which exceeded required net capital of $250,000 by $2,776,987.

NOTE 13 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2021 or during the year then ended.

NOTE 14 - PAYCHECK PROTECTION LOAN

In response to COVID-19, the Company submitted a Paycheck Protection Program loan application with the Small Business Administration ("SBA") for $1,640,500 which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on April 21, 2020. The amount of the loan is reported on the Statement of Financial Condition as Bank Loan Payable. The Company intends to qualify for full loan forgiveness over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities.